ATHENS BANCSHARES CORPORATION
November 9, 2009
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Athens Bancshares Corporation Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-161967
Ladies and Gentlemen:
     Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-1, Athens Bancshares Corporation (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on Thursday, November 12, 2009, at 10:00 a.m., Eastern time, or as soon thereafter as practicable.
     Furthermore, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
     If you have any questions regarding this request, please telephone Victor L. Cangelosi of Kilpatrick Stockton LLP at 202.508.5854.

Very truly yours,

ATHENS BANCSHARES CORPORATION

/s/ Jeffrey L. Cunningham

Jeffrey L. Cunningham
President and Chief Executive Officer

cc:	Allicia Lam, Securities and Exchange Commission

[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]
November 9, 2009
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Athens Bancshares Corporation Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-161967
Ladies and Gentlemen:
     In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Athens Bancshares Corporation (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Thursday, November 12, 2009 at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

/s/ Keefe, Bruyette & Woods, Inc.

cc:	Allicia Lam, Securities and Exchange Commission